

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 29, 2008

U.S. Mail

Mr. James R. Gibbs, Chief Executive Officer
Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, Texas 77024

> **Re:** **Frontier Oil Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-07627**

Dear Mr. Gibbs:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry
      Michael Jennings, via facsímile at 713-688-0616